UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

September 7, 2004 - Toronto

Peace Arch's Award-Winning "Campus Vets" Television Series Renewed For Second Season on Life Network

TORONTO, ONT. - Peace Arch Entertainment Group Inc. (AMEX and TSX: “PAE”), a diversified Canadian entertainment company, today announced that its award-winning documentary series “Campus Vets” has been renewed for a second season.  “We are very pleased that Alliance Atlantis (NASDAQ: AACB; TSX: AAC.A, AAC.B) and Life Network have picked up another season of this popular program,” stated Blair Reekie, President of the company’s factual subsidiary. “The fantastic support from viewers across Canada, as well as the assistance of the Canadian Television Fund, will allow us to begin production this summer on another 13 exciting episodes.”  "Campus Vets" airs weekly in primetime in Canada on Life Network and Peace Arch retains all worldwide rights to the series.

The ongoing series follows the stories of passionate young students at one of the most modern and competitive veterinary colleges in North America, the Western College of Veterinary Medicine. From dogs and horses to eagles and moose, "Campus Vets" features a diverse range of exhilarating animal stories.

Each half-hour episode documents the emotionally challenging, physically demanding, and occasionally hilarious situations faced by the aspiring veterinarians as they pursue the demanding career of saving injured and sick animals.  From the working ranch to the adrenalin of a high-tech ER, "Campus Vets" captures moments when animals, owners and veterinarians are bound together in a desperate race against time.

“Campus Vets is a unique, insider’s look at both a pre-eminent Canadian medical facility and the everyday struggles on the journey to becoming a veterinarian,” said Erica Benson, Vice President of Programming, Life Network and Discovery Health Channel. “In witnessing experiences that are every bit as dramatic as those faced by doctors in a hospital emergency room, we discover what actually inspires these students to dedicate their lives to working with animals.”

In related news, "Campus Vets" was recently awarded a 2004 Leo Award by the Motion Picture Arts & Sciences Foundation of British Columbia for 'Best Information Series.'

"Campus Vets" is distributed in the United States by Program Partners of Santa Monica, California and Internationally by Portfolio Entertainment of Toronto.

Peace Arch Entertainment Group Inc. (www.peacearch.com), one of Canada’s foremost entertainment companies, creates, develops, produces and distributes proprietary feature film and television programming for worldwide markets.  Peace Arch Entertainment Group Inc. has offices in Vancouver, Toronto, Los Angeles and London, England.

This press release includes statements that may constitute forward-looking statements, usually containing the words “believe”, “estimate”, ”project”, “expect”, or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company’s products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contacts:

Nicole Spracklin Peace Arch Entertainment Group Inc. Tel: (416) 487-0377 (ext. 237) nspracklin@peacearch.com	Robert Rinderman or Karin Oloffson Jaffoni & Collins Incorporated (212) 835-8500 PAE@jcir.com # # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	September 7, 2004	By	“Mara Di Pasquale”
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be “filed” for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.